

April 4, 2024

Greg Lehmkuhl
Chief Executive Officer
Lineage, Inc.
46500 Humboldt Drive
Novi, MI 48377

> **Re: Lineage, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-11**
> **Submitted on March 18, 2024**
> **CIK No. 0001868159**

Dear Greg Lehmkuhl:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

DRS/A filed on March 18, 2024

Historic Management Incentive Equity, page 34

1. We note your disclosure here and elsewhere that you describe the formation transactions that LLH MGMT Profits, LLC and LLH MGMT Profits II, LLC will contribute their interests in Lineage Holdings to the operating partnership in exchange for Legacy Class B OP Units. Where you discuss the treatment of LMEP Units and BGLH Restricted Units in Connection with this Offering on page 217, you state that all outstanding LMEP Units that are unvested at the completion of the offering will be replaced with "equity-based awards in Lineage, Inc. and/or Lineage OP." Please clarify whether these equity interests are the Legacy Class B OP Units or other securities of the company or the operating partnership,

and whether and how their issuance may impact the interests of investors in this offering. Please also tell us what consideration you have given to describing the issuance of the equity-based awards in the description of the formation transactions.

Business and Properties, page 163

2.   We note you removed the table that previously was to set forth a summary schedule of expirations for any customer contracts featuring minimum storage guarantees, and for leases in effect as of December 31, 2023 and for the year beginning January 1, 2024 and each of the periods to be set forth therein. Please amend to provide a schedule of lease expirations; refer to Item 15(f) of Form S-11.

Use of Comparative Market Data, page 210

3.   We note that you reviewed market data and took into consideration the structure and components of and amount paid under executive compensation programs of comparable peer group companies. Please clarify whether you engaged in benchmarking to base, justify or provide a framework for compensation decisions. If so, please revise your disclosure to identify the components used for benchmarking and the level at which you benchmark. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the staff's Regulation S-K Compliance and Disclosure Interpretations.

Coordinated Settlement Process for Legacy Pre-Offering Investors, page 252

4.   We note that BGLH may determine whether to limit the amount of Securities Settlements relative to the amount of Cash Settlements, and that BGLH will have a contractual right to require Lineage to conduct offerings of shares of your common stock in order to facilitate Cash Settlements. Please briefly explain what would cause BGLH to so limit the amount of a Securities Settlement or to require Lineage to conduct an offering of shares to facilitate a Cash Settlement, and describe the impact of these events on Lineage and on investors in this offering. Please also disclose what security a holder of BGLH Class A or Legacy Class A OP units would hold following the decision to cut-back Securities Settlements, at the time of the cutback or any distribution. We note disclosures on pages 237, 239, and 253 that in the event that Securities Settlements with respect to BGLH Units or Legacy OP Units are cut back, BG Cold's Founders Equity Share for BGLH and Lineage OP will be settled at the time of the cutback rather than at the time of the Securities Settlement. So that investors can better understand this disclosure, please clarify, if true, that the effect of a cutback will be to delay Securities Settlements until the third anniversary of the closing of this offering.

Post-Offering Transactions
Settlement Elections, page 253

5.   We note your disclosure in response to prior comment 7 that the settlement of Founders Equity Shares occurs within BGLH or within the Legacy OP Unit class and does not

impact BGLH's ownership of Lineage's shares or the operating partnership's total capitalization. Please clarify whether the elections to settle in cash or securities that the BGLH Unitholders or Legacy OP Unitholders make, or the decision by BGLH or LHR to make cutbacks to Securities Settlements, may affect the public stockholders of Lineage.

Financial Statements
Notes to Consolidated Financial Statements
(23) Immaterial correction of previously issued consolidated financial statements, page F-77

6.   We note your disclosure that the Company identified certain errors in its audited consolidated financial statements for the years ended December 31, 2022 and 2021 related to its property tax accruals, acquired deferred tax liabilities and its income tax provision, and that after evaluating these errors it concluded that they were not material to prior periods, individually or in the aggregate. Provide us with a detailed materiality analysis to support how you determined that the impacted accounts were not quantitatively or qualitatively material to any of the periods presented.

        Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Julian Kleindorfer, Esq.